UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment no. 1)*

                                  TULARIK INC.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    899165104
                                 (CUSIP Number)

                               Claudio Pfammatter
                               Zurich Cantonalbank
                                    Postfach
                            8010 Zurich, Switzerland
                               41 (0) 1 292 31 62
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 21, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. 899165104

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Zurich Cantonalbank

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) [ ]
      (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      0

8.    SHARED VOTING POWER

      5,358,238

9.    SOLE DISPOSITIVE POWER

      0

10.   SHARED DISPOSITIVE POWER

      5,358,238

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,358,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.7%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      BK

      CUSIP No. 899165104

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      ZKB Pharma Vision AG

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) [ ]
      (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      0

8.    SHARED VOTING POWER

      5,358,238

9.    SOLE DISPOSITIVE POWER

      0

10.   SHARED DISPOSITIVE POWER

      5,358,238

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,358,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.7%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO, IV

         This Amendment No. 1 amends and supplements the Report on Schedule 13D, originally filed on September 6, 2002 (the "Schedule 13D"), with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Tularik Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background.

                  The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the first paragraph and replacing it with the following:

                  (a)-(c), (f) This statement is being filed jointly on behalf of Zurich Cantonalbank, a registered bank supervised by the Swiss Banking Commission in Bern ("Cantonal"), and ZKB Pharma Vision AG (formerly Pharma Vision 2000 AG), a Swiss corporation ("Pharma Vision", and together with Cantonal, the "Reporting Persons"). As of December 31, 2002, Cantonal held approximately 70% of the voting rights and approximately 50% of the capital stock of Pharma Vision.

Item 4.  Purpose of Transaction.

                  The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the first paragraph and replacing it with the following:

                  On May 21, 2003, Pharma Vision and Amgen Inc., a Delaware corporation ("Amgen"), entered into a Stock Purchase Agreement, dated as of May 21, 2003 (the "Agreement"), a copy of which is incorporated herein by reference as Exhibit 1. The Agreement provides, among other things, for the sale of 6,000,000 shares of Common Stock by Pharma Vision to Amgen at a price of $7.50 per share, for an aggregate purchase price of $45,000,000.00 (the "First Sale"). Consummation of the First Sale is subject to the satisfaction or waiver of certain customary conditions at or prior to the closing.

                  After the First Sale, the Agreement provides for a subsequent sale of 3,000,000 shares of Common Stock by Pharma Vision to Amgen at a price of $7.50 per share, for an aggregate purchase price of $22,500,000.00 (the "Second Sale"). Consummation of the Second Sale is subject to satisfaction or waiver certain conditions at or prior to the closing, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions.

                  In connection with the Agreement, Pharma Vision also assigned certain rights in, to and under the Amended and Restated Registration Rights Agreement dated August 15, 1999 by and among Pharma Vision, the Company and other parties thereto, pursuant to which Pharma Vision held certain rights to require the Company to register certain of Pharma Vision's shares of Common Stock for resale.

                  The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Agreement incorporated by reference as Exhibit 1 hereto.

                  Each of the Reporting Persons acquired and continues to hold the remaining Common Stock not subject to the Agreement for investment purposes. The Reporting Persons intend to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as described above, neither of the Reporting Persons has any plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  The response set forth in Item 5(a) of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

                  (a) After giving effect to the First Sale under the Agreement, Pharma Vision directly beneficially owns 5,358,238 shares of Common Stock, or 9.7% of the shares of Common Stock outstanding. Cantonal may be deemed to indirectly beneficially own the 5,358,238 shares of Common Stock held directly by Pharma Vision.

                  The response set forth in Item 5(c) of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

                  (c) Except for entering into the Agreement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, has effected any transaction in Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The response set forth in Item 6 of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

                  Except as provided in the Agreement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, has any contract, arrangement, understanding or relationship with any other person regarding the Common Stock, including but not limited to transfer or voting of any of such Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit 1 Stock Purchase Agreement dated as of May 21, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 21, 2003

                              ZKB PHARMA VISION AG



                                      /s/ Hans F. Vogeli
                                      ------------------------------------------
                                      Name: Hans F. Vogeli
                                      Title:  Chairman of the Board of Directors


                                      /s/ Bruno Schranz
                                      ------------------------------------------
                                      Name: Bruno Schranz
                                      Title: Manager

                                   Schedule A

         Set forth below are the names and positions of all of the directors and executive officers of Zurich Cantonalbank and ZKB Pharma Vision AG, the principal occupation or employment of such person and the name, principal business and address of any corporation or other organization in which such employment is conducted.

ZURICH CANTONALBANK
Executive Officers and Members of the Board of Directors

Name                         Business Address                     Principal Occupation       Citizenship

Hermann Weigold              Zurich Cantonalbank                  Chairman of the Board of   Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Martin Zollinger             Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Liselotte Illi               Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Eduard Frauenfelder          Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Peter Ablanalp               Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Janos Blum                   Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Richard Gerster              Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Niklaus Kuhn                 Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Germain Mittaz               Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Maurice Pedergnana           Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Regula Pfister               Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Erich Rufenacht              Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Theo Schaub                  Zurich Cantonalbank                  Member of the Board of     Switzerland
                             Bahnhofstrasse 9                     Directors
                             8001 Zurich
                             Switzerland

Hans F. Vogeli               Zurich Cantonalbank                  CEO                        Switzerland
                             Bahnhofstrasse 9
                             8001 Zurich
                             Switzerland

Anton Allemann               Zurich Cantonalbank                  Member of the Executive    Switzerland
                             Bahnhofstrasse 9
                             8001 Zurich
                             Switzerland

Charles Stettler             Zurich Cantonalbank                  Member of the Executive    Switzerland
                             Bahnhofstrasse 9
                             8001 Zurich
                             Switzerland

Hans Fischer                 Zurich Cantonalbank                  Member of the Executive    Switzerland
                             Bahnhofstrasse 9
                             8001 Zurich
                             Switzerland

Martin Scholl                Zurich Cantonalbank                  Member of the Executive    Switzerland
                             Bahnhofstrasse 9
                             8001 Zurich
                             Switzerland


ZKB PHARMA VISION AG
Executive Officers and Members of the Board of Directors

Name                         Business Address                     Principal Occupation       Citizenship

Hans F. Vogeli               Zurich Cantonalbank                  Chairman of the Board      Switzerland
                             Bahnhofstrasse 9                     of Directors
                             8001 Zurich

Bruno Reihl                  Disetronic Medical Systems           Member of the Board of     Switzerland
                             Kirchbergstrasse 190                 Directors
                             3401 Burgdorf

Urs A. Meyer                 Division Pharmacology/Neurobiology   Member of the Board of     Switzerland
                             Biozentr., Univ. Basel               Directors
                             4056 Basel

                                    Exhibit 1

                            Stock Purchase Agreement